Name of Issuer      Fruehauf Trailer Corporation
Title of Class of Securities  common
CUSIP Number        359397106

#1   Randolph W. Lenz
#4   United States
#5   1,507,889
#6   6,241,657
#7   1,507,889
#8   6,241,657
#9   7,749,546
#11  53.9%
#12  IN

Item 1.
(a)  Fruehauf Trailer Corporation
(b)  26999 Central Park Boulevard
        Southfiled, Michigan 48076
Item 2.
(a)  Randolph W. Lenz
(b)  2419 E. commercial Boulevard, Suite 304
        Fort Lauderdale, Florida 33308
(c)  United States
(d)  common stock, par value $0.01 per share
(e)  359397 10 6
Item 3.
(a)     Not Applicable
(b)     Not Applicable
(c)     Not Applicable
(d)     Not Applicable
(e)     Not Applicable
(f)     Not Applicable
(g)     Not Applicable
(h)     Not Applicable
Item 4.
(a)  7,749,546 shares of common stock
(b)  53.9%
(c)
(i)  1,507,889 shares
(ii) 6,241,657 shares. This represents the shares of Fruehaf's common stock owned by Terex Corporation; as of December 31, 1991, Mr. Lenz owned a majority of the common stock of Terex Corporation.
(iii)     1,507,889 shares
(iv) 6,241,657
Item 5.   Not Applicable
Item 6.   Not Applicable
Item 7.   Not Applicable
Item 8.   Not Applicable
Item 9.   Not applicable
Item 10.       Not Applicable


Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

By: /s/Randolph W. Lenz
_______________________________
RANDOLPH W. LENZ

By: /s/Thomas S. Gallagher, Esq.
________________________________
By:  Thomas S. Gallagher, Esq.
Attorney-in-Fact
Pursuant to Power of Attorney,
dated August 13, 1998
(attached as Exhibit A to Mr. Lenz's
Schedule 13D Amendment No. 1 for
Terex Corporation, dated
August 14, 1998.

Dated:  August 14, 1998
                        Page 4 of 4 Pages